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                            August 25, 2021

       Lisa Ricciardi
       Chief Executive Officer
       COGNITION THERAPEUTICS INC
       2403 Sidney Street
       Pittsburgh, Pennsylvania 15203

                                                        Re: COGNITION
THERAPEUTICS INC
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 20,
2021
                                                            File No. 333-257999

       Dear Ms. Ricciardi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1, Filed August 20, 2021

       Note 3. Financial Instruments and Fair Value Measurements
       Simple Agreements for Future Equity, page F-40

   1. We note the discussion on page 85 that the change in fair value of the SAFE was primarily attributable to the
change in the probability of occurrence of future event inputs in the valuation model. Please
revise to describe the valuation technique and quantify the
                                                        significant
unobservable inputs underlying the level 3 fair value measurement of the
                                                        SAFE. Refer to ASC
820-10-50-2bbb.
 Lisa Ricciardi
FirstName  LastNameLisa Ricciardi
COGNITION      THERAPEUTICS    INC
Comapany
August  25, NameCOGNITION
            2021             THERAPEUTICS INC
August
Page 2 25, 2021 Page 2
FirstName LastName
       You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Rachael M. Bushey, Esq.